Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185640

NORTHSTAR REAL ESTATE INCOME II, INC.
SUPPLEMENT NO. 4 DATED JUNE 25, 2015
TO THE PROSPECTUS DATED APRIL 30, 2015

This Supplement No. 4 supplements, and should be read in conjunction with, our prospectus dated April 30, 2015, as supplemented by Supplement No. 1 dated May 14, 2015, Supplement No. 2 dated May 29, 2015, and Supplement No. 3 dated June 11, 2015. Defined terms used in this Supplement shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 4 is to disclose:

•	the status of our initial public offering;

•	the completion of a portfolio acquisition; and

•	the origination of a first mortgage loan.

Status of Our Initial Public Offering

We commenced our initial public offering of $1.65 billion in shares of common stock on May 6, 2013, of which up to $1.5 billion in shares are being offered pursuant to our primary offering and up to $150 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of June 24, 2015, we received and accepted subscriptions in our offering for 64.6 million shares, or $643.8 million, including 0.3 million shares, or $3.1 million, sold to NorthStar Realty Finance Corp. As of June 24, 2015, 101.2 million shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on or before May 6, 2016, unless extended by our board of directors as permitted under applicable law and regulations.

Completion of a Portfolio Acquisition
On June 19, 2015, we, acting through a subsidiary of our operating partnership, NorthStar Real Estate Income Operating Partnership II, LP, or the operating partnership, completed the acquisition, or the acquisition, of 100% of the common equity interests in Mid-South Industrial REIT I, which owns a portfolio, or the portfolio, of 22 industrial properties, for an aggregate gross purchase price of approximately $317.5 million, from Mid-South Industrial, LP, an entity managed by an affiliate of Exeter Property Group, or Exeter. We invested approximately $85 million of equity, including closing costs, with proceeds from our ongoing initial public offering.
The portfolio contains approximately 6.7 million square feet of industrial real estate and is located in seven states, with the largest concentrations in Indiana, Kentucky and Tennessee. As of March 31, 2015, the portfolio was approximately 99% leased to 28 tenants with an average lease term of 3.9 years. In connection with the acquisition, our affiliates entered into various agreements with affiliates of Exeter, a national operator of industrial real estate properties with over 85 million square feet of industrial real estate assets under management, pursuant to which Exeter manages the day-to-day operations of the portfolio.
We believe that the properties comprising the portfolio are suitable for their intended purpose and are adequately covered by insurance. These properties compete for tenants with a number of properties providing comparable services in their respective markets, whose relative performance, along with other factors, could impact the future operating results of the portfolio. We have no plans for any material renovations, improvements or development with respect to the portfolio, except in accordance with planned budgets.
In connection with the acquisition, on June 19, 2015, our affiliates, or collectively, the borrower, obtained 10-year senior debt financing with an aggregate principal amount of approximately $250 million and a fixed interest rate of 4.31%, or the senior borrowing. The senior borrowing contains standard representations, warranties and covenants contained in transactions of this type. Although recourse for repayment of the senior borrowing is generally limited to the borrower’s assets, our operating partnership provided a “non-recourse carveout” guaranty relating to certain obligations of the borrower under the loan agreement and related documentation.

Origination of a First Mortgage Loan
On June 24, 2015, we, through a subsidiary of our operating partnership, originated a $21.2 million senior mortgage loan, or the senior loan, secured by 124-room select service hotel located in Gainesville, Florida, or the property. We funded the senior loan with proceeds from our ongoing initial public offering.
The property is centrally located in Downtown Gainesville’s Historic District, one mile east of the University of Florida and in close proximity to various leisure and tourist locations. Additionally, the property features 1,700 square feet of meeting space across a variety of room types and benefits from the strength of Hilton's reservation network. The sponsor plans to invest an additional $1.5 million in property improvements to common areas, including upgrades to guestrooms, corridors, meeting rooms and retail space. The borrower is an affiliate of Ashford Hospitality Trust, Inc., a leading publicly-traded hospitality REIT with approximately $4.8 billion of assets under management across 85 hotels located in 21 states.
The senior loan bears interest at a floating rate of 4.5% over the one-month London Interbank Offered Rate. The senior loan was originated at a 0.50% discount and we will earn an exit fee equal to 0.50% of the outstanding amount of the senior loan at the time of repayment. The senior loan is currently unlevered and we intend to finance the senior loan with one of our credit facilities in the future.
The initial term of the senior loan is 36 months, with two 12-month extension options available to the borrower, subject to the satisfaction of certain performance tests and the payment of an extension fee. The senior loan may be prepaid during the first 18 months, provided the borrower pays an additional amount equal to the remaining interest due on the amount prepaid through month 18. Thereafter, the senior loan may be prepaid in whole or in part without penalty. The underlying loan agreement requires the borrower to comply with various financial and other covenants. In addition, the loan agreement contains customary events of default (subject to certain materiality thresholds and grace and cure periods). The events of default are standard for agreements of this type and include, for example, payment and covenant breaches, insolvency of the borrower, the occurrence of an event of default relating to the collateral or a change in control of the borrower.
The loan-to-value ratio, or LTV ratio, of the senior loan is approximately 78%. The LTV ratio is the amount loaned to the borrower net of reserves funded and controlled by us and our affiliates, if any, over the appraised value of the property at the time of origination.
As of June 25, 2015, our $947.5 million portfolio consists of 11 senior mortgage loans with a combined principal amount of $561.9 million, an industrial portfolio with an aggregate gross purchase price of approximately $317.5 million, a subordinate interest totaling $ 24.9 million and a portfolio of real estate private equity fund interests with a carrying value of $38.4 million.

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